ATS CORPORATION

**ADDENDUM TO THE MANAGEMENT INFORMATION CIRCULAR OF
ATS CORPORATION DATED JUNE 18, 2025**

The management information circular of ATS Corporation (the "**Corporation**") dated June 18, 2025 (the "**Circular**"), pertaining to the Corporation's annual general meeting (the "**Meeting**") to be held on August 7, 2025, is hereby amended and supplemented by this addendum (the "**Addendum**") to reflect that on July 7, 2025, following the date of the Circular, the Corporation announced that Andrew Hider would be stepping down from his role as Chief Executive Officer of the Corporation and resigning from its Board of Directors (the "**Board**") and consequently was withdrawing his candidacy for election to the Board. As a result, the Circular is being amended by this Addendum to remove Mr. Hider as a management nominee for election to the Board and to reflect that only seven (7) management nominees are being put forward for election as directors at the Meeting.

Except as set forth in this Addendum, the Circular remains unchanged from the version distributed to Shareholders and filed on SEDAR+ and EDGAR.

To the extent that any statement contained in this Addendum modifies, supplements or amends any statement contained in the Circular, such statement in the Circular shall be deemed to be so modified, supplemented or amended. All capitalized terms used herein that are not otherwise defined have the meaning ascribed thereto in the Circular.

AMENDMENTS TO THE CIRCULAR

The Circular is hereby amended by this Addendum as follows:

(a) by replacing "eight" with "seven" in the first sentence in Section 2 "*Election of Directors*" of Part III "*Matters to Be Acted Upon at the Meeting*";

(b) by removing, in its entirety, the information with respect to Andrew Hider in the table under Section 1 "*Nominees for Election as Directors*" of Part IV "*Board of Directors*";

(c) by including footnote 4 with respect to "Andrew P. Hider" to the table under the heading "*Equity-Based Compensation*" in Section 2 "*Compensation of Directors*" in Part IV "*Board of Directors*", and footnote 1 with respect to "Andrew P. Hider" to the table under the heading "*Board of Directors – Independence*" in Part V "*Statement of Corporate Governance Practices*", and by replacing the text of such footnotes with the following:

"Messrs. Cummings, Hider, and McAusland are not standing for re-election at the Meeting."

(d) by replacing the first paragraph under the heading "*Strategic Opportunities Committee*" in Part V "*Statement of Corporate Governance Practices*" with the following:

"The Strategic Opportunities Committee currently comprises Philip Whitehead (Chair), Michael Martino, and Andrew Hider, two of the three being independent. Upon Andrew Hider's departure from the Corporation, the Board will reconstitute the Strategic Opportunities Committee, and additional directors may be added to the Strategic Opportunities Committee based on the new nominees being proposed for election to the

Board. The responsibilities, powers, and operation of the Strategic Opportunities Committee are set out in the Strategic Opportunities Committee charter and highlighted below. The Strategic Opportunities Committee is empowered to retain and compensate external advisors."

(e)   by including new footnote 4 to the table under the heading "*Andrew Hider*" in Section 6 "*Termination and Change of Control Benefits*" of Part VI "*Corporation Executives and Executive Compensation*", and by including the following text for the new footnote 4:

"Mr. Hider will be stepping down from his role as Chief Executive Officer of the Corporation by the end of August 2025 on a date to be determined by the Board."

BOARD APPROVAL

The contents of this Addendum have been approved and its mailing authorized by the Board.

Dated at Cambridge, Ontario, the 8th day of July, 2025.

BY ORDER OF THE BOARD

(signed) "*Gordon Raman*"
  Gordon Raman
  Chief Legal Officer